ID #283925

82-34804

05012972

RECEIVED
NOV 30 2005
SEC MAIL PROCESSING SECTION
WASH. D.C. 185

SOLBEC
PHARMACEUTICALS LTD

PROCESSED
DEC 05 2005
THOMSON FINANCIAL

SOLBEC SECURES CAPITAL ACCESS GRANT FUNDING

Summary:

- Solbec secures $23,000 Capital Access Grant from WA Department of Industry and Resources

Perth, Australia. Friday, 18 November 2005: Solbec Pharmaceuticals (ASX: SBP) today announced receipt of a Capital Access Grant from the Western Australia Department of Industry and Resources to assist in securing further funding for Coramsine's® Phase II cancer trials.

The Capital Access grant is a merit based WA Government program which assesses applications on a criteria of management capability, commercial potential, technical strength and the national benefit of the project.

Solbec will direct the $23,000 grant funding, on a dollar-for-dollar basis, towards securing further funding for Coramsine's® soon to commence Phase II cancer trials.

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SUPPL

Further information:

Stephen Carter Managing Director/CEO Tel: (08) 9446 7555 Mob: 0412 154 029 Email: stephen.carter@solbec.com.au	Media: Justine Lamond Tel: (02) 9237 2800 Email: jlamond@bcg.com.au

About Solbec

Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. The company is currently progressing its key project, Coramsine®, through Phase I/IIA clinical trials for the treatment of advanced solid tumours; and as a topical treatment for psoriasis. The two proprietary ingredients of Coramsine® were isolated from the fruit of a weed known as the Devil's Apple (Solanum linnaeanum). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine® has potential application to animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine® for the final stages of pre-commercial development and marketing.

www.solbec.com.au